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                                                                    Exhibit 99.1
                                                                    NEWS RELEASE
INDUSTRIAL SCIENTIC
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   CORPORATION                1001 Oakdale Road         Phone 412-788-4353
                              Oakdale, PA 15701-1500    1-800-DETECTS (338-3287)
                              USA                       Fax 412-788-8353

Date:    June 11, 1997
Release: Immediate
Contact: James P. Hart, Vice President Finance and Chief Financial Officer



                  INDUSTRIAL SCIENTIFIC CORPORATION ANNOUNCES
                   A DIVIDEND OF FOUR CENTS ($.04) PER SHARE

PITTSBURGH, PA--Industrial Scientific Corporation (NASDAQ/NM symbol: ISCX) announced at today's annual meeting that the Board of Directors declared a first-time dividend, as a public corporation, of Four Cents a share ($.04) payable on July 1, 1997, to stockholders on record as of June 23, 1997.

Kent D. McElhattan, President and Chief Executive Officer, stated, "We are very pleased to announce this first-time dividend as a public corporation. The Board of Directors authorized the dividend because of the continuing strong performance of the Company during the First Quarter of Fiscal Year 1997. Gross profit, operating profit, and net income all increased at a higher rate than sales which is the definition of improved productivity. Sales also increased 17.0% to a record of $10,952,000, during the first quarter ended May 2, 1997."

He also stated during the annual meeting that, "This dividend fulfills requests from stockholders to pay a modest dividend because many financial advisors will not recommend securities of a non-dividend paying company to retirees or those contemplating retirement. Industrial Scientific wants to be an attractive investment for all individuals. This modest dividend will not detract from our aggressive product development and acquisition plans such as the recent McNeill Systems acquisition."

Three new instruments and several fixed systems were presented at the annual meeting that had been recently introduced at the American Industrial Hygiene Association show at Dallas, Texas on May 20, 1997, consisting of: (1) T80 Single Gas Monitor with six interchangeable `smat' sensors, capable of 4,400 hours continous operation. (2) ATX612 Multi-Gas Aspirated Monitor for continuous monitoring of up to four gases and datalogging for up to 110 hours of data storage and industrial hygiene functions. (3) ATX620 Multi-Gas Utility Monitor with patented Infrared detection for monitoring three levels of combustible gas, one toxic gas plus oxygen, and datalogging for 60 hours of survey data.

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, Manufactures, and sells gas monitoring instruments, systems, and other technical products for the preservation of life and property.


                             O U R   M I S S I O N
 Design-Manufacture-Sell: The highest quality products for the preservation of life and property
                   Provide: Best customer service available


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